EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

May 13, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO APRIL PRODUCTION REPORT

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to announce the following April 2013 production results from its San Gonzalo mine and Historic Avino Mine Surface stockpiles operations located on the Avino property near Durango, Mexico.

	Days of Operation	Total Mill Feed (metric tonnes)	Feed Grade Silver (g/t)	Feed Grade Gold (g/t)	Recovery Silver (%)	Recovery Gold (%)	Total Silver Produced (oz) Calculated	Total Gold Produced (oz) Calculated	Total Silver Eq. Produced (oz) Calculated
San Gonzalo Mine (Circuit 1)	29	6,460	274	1.36	81	73	45,899	206	57,235
Historic Above Ground Stock Piles (Circuit 2)	19	4,040	73	0.792	67	55	6,373	57	9,484
Total		10,500					52,272	263	66,719

Silver equivalent for April was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

San Gonzalo Production

Production numbers from April and the first quarter at San Gonzalo, as well as 2013 yearly totals are reported as follows: (please see the following page)

	Jan-13	Feb-13	Mar-13	Apr-13	Monthly Change %	YTD SG
Total Mill Feed (dry tonnes)	6,392	6,418	6,913	6,460	(6.6)	26,183
Average Daily Throughput (tpd)	228	229	230	223	(3.0)	227.5
Days of Operation	28	28	30	29	(3.3)	115
Feed Grade Silver (g/t)	315	306	307	274	(10.7)	300.5
Feed Grade Gold (g/t)	1.27	1.19	1.4	1.36	(2.9)	1.305
Bulk Concentrate (dry tonnes)	197	166	206	202	(1.9)	771
Bulk Concentrate Grade Silver (kg/t)	8.32	9.43	8.52	7.07	(17.0)	8.335
Bulk Concentrate Grade Gold (g/t)	29.1	30.4	34.5	31.7	(8.1)	31.425
Recovery Silver (%)	81	80	83	81	(2.4)	81.25
Recovery Gold (%)	70	66	73	73	0	70.5
Mill Availability (%)	91.1	99	96.7	96.1	(0.6)	95.725
Total Silver Produced (kg)	1,638	1,565	1,758	1,428	(18.8)	6,389
Total Gold Produced (g)	5,722	5,036	7,117	6,411	(10.0)	24,286
Total Silver Produced (oz) calculated	52,779	50,315	56,513	45,899	(18.8)	205,506
Total Gold Produced (oz) calculated	184	162	229	206	(10.0)	781
Total Silver Equivalent Produced (oz)	62,781	59,228	69,098	57,235	(17.2)	248,342

Silver equivalent was calculated using a 55:1 ratio for silver to gold. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Year-to-date and calculated figures may not add up due to rounding.

San Gonzalo April Highlights

•	Total silver equivalent ounces for April decreased by 17.2% from March due to lower tonnage processed and lower silver feed grade;

•	The lower tonnage processed was due to one fewer operating days;

•	Lower silver feed grade was due to more development material processed;

•	Silver & gold recoveries were similar to March;

•	Production in May will contain more material from the stopes and less development material

Circuit 2 Production (Historic Above Ground Stockpiles)

On April 11th 2013, Avino commissioned an additional 250 tonne per day circuit at its processing plant known as circuit 2. The circuit is currently being used to process historic above ground stockpiles left from past mining of the Avino vein. (For more information please see the news release dated April 29 2013).

Prior to the San Gonzalo mine commencing production at the beginning of Q4 2012, mill circuit 1 was used to process material from the same stockpiles, during Q3 circuit 1 produced 50,074 ounces of silver equivalent, Avino expects output to be similar from circuit 2. Select production data from Q3 and April 2013 are presented below.

	Jul 2012	Aug 2012	Sept 2012	April 2013
Total mill feed – (dry tonnes)	6,052	6,528	7,435	4,040
Days of Operation	29.5	30	30	19
Feed grade Silver - g/t	71.74	77.37	71.74	73.00
Feed grade Gold - g/t	1.36	1.06	0.86	0.791
Bulk concentrate – (dry tonnes)	84.90	115.44	123.62	49.84
Bulk Concentrate Grade Silver (kg/t)	2.991	3.015	2.983	3.977
Bulk Concentrate Grade Gold (g/t)	49.47	33.79	30.85	35.30
Recovery Silver (%)	58.50	68.90	67.70	67.00
Recovery Gold (%)	51.00	56.40	58.50	55.00
Mill availability (%)	95	97	97	63
Total Silver Produced (oz) calculated	8,164	11,189	11,671	6,373
Total Gold Produced (oz) calculated	135	125	121	57
Total Silver Eq. Produced (oz) calculated	14,914	17,439	17,721	9,484

Silver equivalent for July through September was calculated using a 50:1 ratio for silver to gold, for the month of April a 55:1 ratio was used. (The ratio was changed to reflect more current gold and silver prices.) Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.

Circuit 2 April Highlights

•	Feed grades in April from the historic stockpiles are similar to those of September 2012 when processing of this material ceased;
•	Recoveries for silver and gold are similar but the concentrate grades are better.

Quality Assurance/Quality Control
Mill assays are performed at the lab onsite at the mine.  Check samples are verified by SGS laboratory Services in Durango, Mexico.  Concentrate shipments are assayed at AH Knight in Manzanillo, Mexico.

Qualified Person(s)
Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino
Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.